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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SPENCER TRASK VENTURES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 AVENUE OF THE AMERICAS, 9th FL
(No. and Street)

NEW YORK, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE WENDLER 212-326-9232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name – *if individual, state last, first, middle name*)

5 WEST 37th STREET, 4th FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2016 FEB 23 PM 3:09

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I STEVE WENDLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER TRASK VENTURES, INC., as of DECEMBER 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account Classified solely as that of a customer, except as follows:

Signature

CEO

Title

Erika McCarthy

Notary Public

ERIKA MCCARTHY My Commission NOTARY PUBLIC Expires 12-31-2019 CONNECTICUT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Spencer Trask Ventures, Inc.:

We have audited the accompanying statement of financial condition of Spencer Trask Ventures, Inc. (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Spencer Trask Ventures, Inc. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
June 22, 2016

SPENCER TRASK VENTURES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 98,629
Receivable from broker	239,675
Advances to employees (net of allowance of $139,967)	139,967
Other assets	100,291
TOTAL ASSETS	$ 578,562

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 109,548
Accrued expense and other liabilities	4,500
TOTAL LIABILITIES	114,048
STOCKHOLDER'S EQUITY:	
Common stock	5,000
Additional paid-in capital	65,622,213
Accumulated deficit	(65,162,699)
TOTAL STOCKHOLDER'S EQUITY	464,514
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 578,562

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

Spencer Trask Ventures, Inc. (the "Company") is a wholly owned subsidiary of Spencer Trask & Co. (the "Parent") and was incorporated in the State of Delaware on March 11, 1991. In September 2000, the Company changed its name from Spencer Trask Securities Incorporated. One individual owns the Parent. The Company is a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on September 26, 1991. The Company does not carry customer accounts and is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision (k)(2)(i) of such rule. The Company acts as an agent/manager in private placement offerings whereby the securities are placed on a "best-efforts" basis in connection with the financing of such transactions. Effective January 18, 2015, the Company no longer provides brokerage services to domestic and foreign customers.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles ("GAAP") in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the "Codification" or "ASC."

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less excluding funds held in trading accounts, to be cash equivalents.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue:

Fees from private placement offerings, including commissions, investment banking fees, and expense allowances arising from security offerings in which the Company acts as a placement agent are recorded when the transaction settles. In connection with its agency business, the Company recognizes commission income and expense on a trade-date basis as securities transactions occur.

Income Taxes:

The Parent elected, under the Internal Revenue Code, to be taxed as an S Corporation, effective January 1, 2001. In addition, the Parent has elected to treat the Company (an eligible subsidiary) as a qualified subchapter S subsidiary ("Qsub"). For income tax purposes, the Qsub election resulted in a deemed liquidation of the Company into the Parent. As a result of the deemed liquidation, the Company is not treated as a separate corporation for income tax purposes and all of the Company's assets, liabilities, and items of income, deduction and credit are treated as those of the Parent. The Parent's stockholder is taxed on his proportionate share of the Company's taxable income. Certain specific deductions and credits flow through the Company to its stockholder.

No provision is made in the accompanying financial statements for federal or state income taxes since such liabilities are the responsibility of the stockholder.

The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2014, 2013, and 2012. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingencies:

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guaranteeing, in which case the nature of the guarantee would be disclosed.

Fair Value Measurement – Definition and Hierarchy:

FASB ASC 820, Fair Value Measurement, has no material effect on these financial statements.

NOTE 3 CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts with a major New York financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000. The Company has not experienced any losses with respect to these deposits.

NOTE 4 RECEIVABLE FROM BROKER

In May 2012 the Company entered into a clearance agreement (the "Agreement") with RBC Correspondent Services ("RBC") a division of RBC Capital Markets LLC. RBC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the Agreement, RBC clears the brokerage transactions of the Company's customers on a fully disclosed basis. This agreement was terminated as January 18th 2015. The Company has agreed to indemnify RBC for losses that the clearing broker may sustain from the customers' accounts introduced by the Company. The Company is required to maintain an escrow deposit with RBC in cash, which is included in the net receivable from clearing broker on the statement of financial condition. The deposit remains at RBC as customer accounts have not been moved and/or closed as of December 31, 2015. As of December 31, 2015, the Receivable from Broker of $239,675 is included on the Statement of Financial Condition. The Company has determined that $103,300 of the receivable from broker is not allowable for the purpose of calculating net capital.

NOTE 5 PROMISSORY NOTES RECEIVABLE

In 2013, the Company purchased a series of 6% convertible promissory notes of Metavana, Inc., a Delaware Corporation (the "Issuer") with maturity dates of December 31, 2014 (the '2013 Notes"), unless, and to the extent, they are converted into shares of series C preferred stock. The 2013 Notes contain a mandatory conversion provision in the event the Issuer receives aggregate gross proceeds of at least Two Million Dollars ($2,000,000) in a financing. The Issuer unconditionally promised to repay the Company $854,798, based on the aforementioned terms. On May 22, 2014, the principal amount of the 2013 Notes, along with accrued interest of $45,557, were converted into a 6% Senior Secured Convertible Note with a maturity date of June 30, 2015 (the "2014 Note"), unless converted into the next equity round or in the event 50% or more of the voting securities of the Issuer are transferred or substantially all of the assets of the Issuer are sold. The 2014 Note is secured by a first lien and security interest in all of the assets of the Issuer.

On February 1, 2015, the Company assigned all of its right, title and interest in the 6% Senior Secured Convertible Note of Metavana, Inc. to its Parent. The assignment was treated as a dividend.

NOTE 6 PROFIT SHARING 401(k) PLAN AND KEY EMPLOYEE STOCK PLAN

Profit Sharing 401(k) Plan:

The Company maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees over the age of 21 are eligible, following three months of service, to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Company's contribution is discretionary. The Company did not make a matching contribution during the year ended December 31, 2015.

NOTE 7 COMMITMENTS AND CONTINGENT LIABILITIES

On December 11, 2013, the Company relocated to a facility within New York City and entered into a rental agreement for a period of six months at $6,535 per month. In May 2014, the rental agreement was extended for another six months and in October 2014 it was extended for an additional six months at a rate of $5,307 per month. In May 2015, the rental agreement was extended for another six months and in October 2015 it was extended for an additional six months at a rate of $6,130 per month.

The future minimum rental payments as of December 31, 2015 are as follows:

Period ending May 31	Lease Commitment
2016	$ 30,650
	$ 30,650

For the year ended December 31, 2015, the total rent expense amounted to $207,266, which is included in occupancy and expense sharing on the statement of operations.

The Company had no equipment rental commitments, no underwriting commitments and no contingent liabilities at December 31, 2015 or during the year then ended.

The Company has been named as defendants in several legal actions arising out of the normal course of its operations that claim substantial damages, the final outcome of which cannot presently be determined. The Company's management, after consultation with outside legal counsel, believes that the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the Company's financial position.

NOTE 8 TRANSACTIONS WITH RELATED PARTIES

For the year ended December 31, 2015, the Company shared office space with its Parent. In accordance with the expense sharing agreement (the "Agreement"), effective July, 1, 2010, the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts are recorded as capital contributions of the Parent; however, the Parent has the discretion to make capital contributions to the Company in lieu of cash payments or to be reimbursed by the Company. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses. The Agreement includes a provision for a monthly fee to the Parent. For the year ended December 31, 2015, capital contributions made in lieu of cash payments amounted to $427,260.

Advances to employees represent commissions earned by sales representatives for which advances are paid. As of December 31, 2015, this amount was $139,967, and is included on the statement of financial condition.

As part of its standard private placement fee, the Company receives warrants entitling the Company to acquire stock of the entity for which the Company is raising capital. On the date of receipt, these warrants have little or no value as the exercise price corresponds to the underlying stock's offering price. These warrants typically are transferred to the Parent for no consideration. At December 31, 2015, the Company had warrants not yet distributed to the Parent that had no market value.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $120,956 which exceeded required net capital of $7,603 by $113,353 and aggregate indebtedness of $114,048. The Company's aggregate indebtedness to net capital ratio was 0.94 to 1 as of December 31, 2015.

The Company was informed by FINRA that its treatment of the Receivable from Broker of $239,675 as an allowable asset was not correct and requested the Company to re-perform net capital computations throughout the year treating a portion of the Receivable from Broker as a non-allowable asset. The non-allowable portion of the Receivable from Broker Dealer was the portion that represented

NOTE 9 NET CAPITAL REQUIREMENTS (continued)

encumbrances required by the clearing broker to cover open accounts at the end of each month. Upon re-calculation, the Company determined that it was in violation of the SEC Uniform Net Capital Rule for the months of February and March 2015.

NOTE 10 GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2015 or during the year then ended.

NOTE 11 SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 15, 2016, which is the data the financial statements were available to be issued. For the period from January 2016 through June 15, 2016, there were stockholder's capital contributions of $601,400.